# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UPBOUND GROUP, INC., CIK 0000933036
CUSIP: 76009N100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5501 Headquarters Drive, Plano, Texas (TX), 75024
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000898822-21-000015
Filed by CIK 0001864767

## Reporting persons
- Allred Aaron R: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,898,067; shared voting power 2,671,004; sole dispositive power 1,898,067; shared dispositive power 2,671,004; aggregate amount beneficially owned 4,569,071 (8.3% of the class)

## Item 1. Issuer
Name of issuer: UPBOUND GROUP, INC.
Address of issuer's principal executive offices: 5501 Headquarters Drive, Plano, Texas, 75024

## Item 2. Person Filing
Name of person filing: Aaron Allred
Address of principal business office or, if none, residence: c/o Acima Digital, 13907 Minuteman Dr, 5th Floor, Draper, UT 84020
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4 is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference for the Reporting Person. Alterra Holdings, LLC, a Utah limited liability company, is the record owner of 1,898,067 shares of common stock, par value $0.01, of Upbound Group, Inc. ("Common Stock"). The Reporting Person is the sole manager of Alterra Holdings, LLC and therefore has sole voting and dispositive power over such shares. Arklow Holdings, LLC, a Utah limited liability company, is the record owner of 2,671,004 shares of Common Stock. As a general member and manager of the LLC, the Reporting Person shares voting and dispositive power over such shares.
Percent of class: The information required by Item 4 is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference for the Reporting Person. The Reporting Person's aggregate percentage of beneficial ownership of the total amount of Common Stock outstanding is based on 54,699,602 shares of Common Stock outstanding as of October 24, 2024, as reported in the Issuer's 10-Q filed on October 31, 2024.
Sole power to vote or to direct the vote: 1,898,067
Shared power to vote or to direct the vote: 2,671,004
Sole power to dispose or to direct the disposition: 1,898,067
Shared power to dispose or to direct the disposition: 2,671,004

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Reporting Person's spouse and children may have the right to receive or the power to direct the receipt of the dividends from, and any proceeds from the sale of, the shares. No such individual interest relates to more than 5% of the outstanding Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Allred Aaron R: /s/ Aaron Allred, Aaron Allred (02/13/2025)